Exhibit 21.1

Granto, Inc.
List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Percentage	Direct or Indirect Ownership
Rongfu Aquaculture, Inc.	Delaware	100%	Direct
Flourishing Blessing (Hong Kong) Co., Ltd.	Hong Kong	100%	Indirect
Guangzhou Flourishing Blessing Heng Seng Agriculture Technology Limited	PRC	100%	Indirect